June 8, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tom Kluck and Kristina Aberg

Re:	Kennedy-Wilson Holdings, Inc.

Registration Statement on Form S-3

Filed February 16, 2010

File No. 333-164926

Ladies and Gentlemen:

Kennedy-Wilson Holdings, Inc. (the “Company”) has today submitted to the Securities and Exchange Commission (the “Commission”) Amendment No. 2 on Form S-1 to its Registration Statement on Form S-3, File No. 333-164926 (the “Registration Statement”) originally filed with the Commission on February 16, 2010. On behalf of the Company, we are responding to the comment raised by the staff (the “Staff”) of the Commission in a letter dated April 30, 2010, from Mr. Tom Kluck to Mr. William McMorrow, Chairman and Chief Executive Officer of the Company. For your convenience, the Staff’s comment is included in this letter and is followed by the applicable response.

General

1.	It does not appear that you are eligible to use Form S-3. Please refer to General Instruction 1.A.7 of Form S-3. Please either withdraw or amend your Form S-3 and file on the appropriate form, or advise as to why you believe this instruction is not applicable to you.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to convert it from a Form S-3 to a Form S-1.

* * * *

If you have any questions, please feel free to contact the undersigned by telephone at (310) 282-2318. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Lawrence Venick, Esq.

Lawrence Venick, Esq.

cc:	William McMorrow

Freeman Lyle

Gerald Chizever, Esq.